Contact

www.linkedin.com/in/pamela-
miller-29523249 (LinkedIn)

Top Skills

Problem Analysis
Regulatory Requirements
Insurance

Pamela Miller

Paralegal at Bernard, Cassisa, Eliott & Davis
Covington, Louisiana, United States

Experience

Bernard, Cassisa, Eliott & Davis
Paralegal
September 2009 - Present (14 years 4 months)
Covington, LA

Curtiss Motorcycle Co.
Member Board Of Directors/Administrator
April 1991 - Present (32 years 9 months)

McCranie, Sistrunk, Anzelmo, Hardy, Maxwell & McDaniel
Paralegal
February 2003 - September 2009 (6 years 8 months)
Covington, LA

Aubert & Pajares
Paralegal
1999 - 2002 (3 years)

Education

LSU